FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2021

Commission File Number: 033-51000

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒      Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                ☐      No      ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Quebecor dated April 27, 2021.

PRESS RELEASE

For immediate release

Quebecor announces the departure of Jean-François Pruneau

Montréal, April 27, 2021 – Quebecor today announced that Jean-François Pruneau, President and Chief Executive Officer of Videotron, is stepping down from his position effective June 4. After more than 20 years with Quebecor and Videotron, Mr. Pruneau has decided to leave active professional life and devote himself to personal investment projects.

“I heartily thank Jean-François for his dedication to the company over the years,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “With his strong leadership and business acumen, he has made a vital contribution to the development of our business plan and the solidity of our company. I wish him every success in this new chapter of his life.”

“I am turning a page in my professional life with a sense of accomplishment,” said Jean-François Pruneau. “I am leaving the organization in a good position and with a first-class team to count on as it continues its progress. I thank Pierre Karl for placing his trust in me over the years. It has been a true privilege to lead Videotron.”

In the wake of this announcement, it has been decided that the President and Chief Executive Officer of Quebecor Media will take over the responsibilities of the President of Videotron to further cement the concerted leadership and dynamic of efficiency between the two organizations.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Information:

Quebecor: 514-380-4572 | medias@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Sophie Riendeau

By:	Sophie Riendeau
Corporate Secretary

Date:	April 28, 2021